UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,331,398 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 7,331,398 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,398 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (3)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 5,284,900 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 6 below. As discussed below, Dialogic Inc. issued to the Funds warrants to acquire 18,000,000 shares of its Common Stock, provided Dialogic Inc. is not obligated to issue any such shares that would result in the holders owning in excess of 19.99% of Dialogic Inc.’s outstanding Common Stock without the approval of Dialogic Inc.’s stockholders. As a result, the share numbers reported above exclude 12,715,100 shares of Common Stock that are not issuable to the Funds upon exercise of the warrants unless stockholder approval is obtained.
(3)	Based on (a) 31,392,490 shares of Common Stock of Dialogic Inc. outstanding as of October 31, 2011 as reported by Dialogic Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (b) 5,284,900 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 6 below, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 9

This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on April 2, 2012 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

On April 11, 2012, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with accredited investors (the “Investors”), including the Funds, pursuant to which the Issuer issued and sold $39,529,714.18 aggregate principal amount of convertible promissory notes (the “Notes”) and one share of the Issuer’s Series D-1 Preferred Stock, par value $0.001 per share (the “Series D-1 Preferred Stock”), to the Investors in a private placement (the “Private Placement”).

The Notes

The Funds purchased $34,458,273.35 aggregate principal amount of Notes in exchange for (a) the cancellation of $32,958,273.35 in outstanding principal under the Amended Term Loan Agreement, $2,958,373.35 of which represents accrued but unpaid interest that was capitalized under the Amended Term Loan Agreement on March 22, 2012 (the “Interest Amount”), and (b) a prepayment premium of $1,500,000 triggered by the cancellation of the outstanding debt described above. In addition the Funds purchased $436,408.82 of Notes, in exchange for the cancellation of other long term debt they held. The Purchase Agreement and the Notes are described further in Item 6 below.

Series D-1 Preferred Stock

On April 11, 2012, the Issuer filed a certificate of designation (the “Certificate”) for the Issuer’s Series D-1 Preferred Stock with the Secretary of State of the State of Delaware. The Series D-1 Preferred Stock was issued and sold to TOP V.

The Certificate authorizes one share of Series D-1 Preferred Stock, which, except as set forth below, is non-voting and is not convertible into other shares of the Issuer’s capital stock. However, following stockholder approval of the Private Placement, if it occurs, the holder of the Series D-1 Preferred Stock (the “Holder”) has the right to designate certain members of the Board of Directors of the Issuer (the “Board”) as follows:

•

four directors to the Board (each director to the Board designated and elected by the Holder, a “Series D-1 Director,” and all such directors, the “Series D-1 Directors”) at any time while the Holder (together with its affiliates) beneficially owns in the aggregate at least 45% of the then issued and outstanding shares of Common Stock (assuming (a) the exercise in full of all warrants then exercisable by the Holder and any affiliates thereof and (b) conversion or exercise, as applicable, of any other securities of the Issuer that by their terms are convertible or exercisable into shares of Common Stock that are held by the Holder, collectively, the “Fully Diluted Common Stock”);

•	three Series D-1 Directors at any time while the Holder (together with its affiliates) beneficially owns in the aggregate at least 30% and less than 45% of the Fully Diluted Common Stock;

CUSIP No. 25250T100	Page 4 of 9

•	two Series D-1 Directors at any time while the Holder (together with its affiliates) beneficially owns in the aggregate at least 10% and less than 30% of the Fully Diluted Common Stock; or

•	one Series D-1 Director at any time while the Holder (together with its affiliates) beneficially owns in the aggregate at least three percent and less than 10% of the Fully Diluted Common Stock.

At any time when the Holder has the right to designate two or more directors, one such director will be the chairman of the Board.

The Certificate further provides that the Issuer must obtain the Holder’s consent to, among other things, (a) take any action that alters or changes the rights, preferences or privileges of the Series D-1 Preferred Stock; (b) convert the Issuer into any other organizational form; (c) change the size of the Board; (d) appoint or remove the chairman of the Board; or (e) establish, remove or change the authority of any committee of the Board or appoint or remove members thereof.

The Holder is not entitled to any dividends from the Issuer. However, upon any liquidation, dissolution or winding up of the Issuer, excluding the sale of all or substantially all of the assets or capital stock of the Issuer and the merger or consolidation of the Issuer into or with any other entity or the merger or consolidation of any other entity into or with the Issuer (a “Liquidation Event”), the Holder is entitled to a liquidation preference, prior to any distribution of the Issuer’s assets to the holders of Common Stock, in an amount equal to $100.00 payable in cash. After payment to the Holder of the full preferential amount, the Holder will have no further right or claim to the Issuer’s remaining assets.

The Series D-1 Preferred Stock is redeemable for $100.00 (a) at the written election of the Holder, or (b) at the election of the Issuer at any time after the earlier to occur of the following: (i) the Holder (together with its affiliates) beneficially owns in the aggregate less than three percent of the Fully Diluted Common Stock at any time following the stockholder approval of the Private Placement, if it occurs, or (ii) a Liquidation Event.

Upon stockholder approval of the Private Placement and the resulting conversion of the Notes, if it occurs, the Reporting Person will beneficially own approximately 62% of the outstanding Common Stock (assuming conversion of (a) the Notes at the current conversion price and (b) the Warrants). In addition, it will have the right to designate four members of the Board under the terms of the Certificate.

In connection with the Private Placement, on April 11, 2012, Ming Him Chan, a principal of the Reporting Person, was elected by the Board to serve as a member of the Board. In addition, Mr. Chan, Rajneesh Vig, a partner of the Reporting Person, Dion Joannou and Nick DeRoma have agreed to be the designees of the Reporting Person upon stockholder approval, if it occurs, pursuant to the terms of the Certificate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

CUSIP No. 25250T100	Page 5 of 9

The Notes

The Notes bear interest at the rate of 1% per annum, compounded annually, and are convertible into shares of Common Stock. The conversion price of the Notes is generally $1.00 per share, provided that the Notes issued to the Funds in exchange for the cancellation of the Interest Amount have a conversion price of $0.87 per share, in each case as adjusted for any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination or other similar transaction. Under the terms of the Notes, the principal and all accrued but unpaid interest will automatically convert into shares of Common Stock upon stockholder approval of the Private Placement.

The Notes are subordinated to the Issuer’s outstanding loans under the Amended Term Loan Agreement and that certain credit agreement, dated as of March 5, 2008, as amended (the “Revolving Credit Agreement”) with Wells Fargo Foothill ULC, as administrative agent and lender (the “Revolving Credit Lender”). The Issuer may not prepay the Notes prior to June 30, 2012 without the consent of the Term Lenders and Revolving Credit Lender.

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer has agreed to call a meeting of its stockholders by June 30, 2012 to approve the Private Placement. If stockholder approval and the resulting conversion of the Notes do not occur by June 30, 2012, the outstanding principal amount and all accrued and unpaid interest under the Notes shall become due and payable on such date; however, amounts due under the Notes cannot be repaid before amounts outstanding under the Amended Term Loan Agreement and the Revolving Credit Agreement.

The Purchase Agreement contains customary representations, warranties, covenants and closing conditions by, among and for the benefit of the parties thereto. The Purchase Agreement also provides for indemnification of the Investors in the event that any Investor incurs losses, liabilities, costs and expenses related to a breach of the representations and warranties by the Issuer under the Purchase Agreement or the other transaction documents or any action instituted against an Investor or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

Amended Term Loan Agreement

In connection with the Private Placement, Former Dialogic, the Issuer and certain of its subsidiaries entered into a First Amendment to the Amended Term Loan Agreement (the “First Amendment”). Pursuant to the First Amendment, the Amended Term Loan Agreement was amended to permit the conversion of $32,958,373.35 of outstanding debt under the Amended Term Loan Agreement in exchange for the Notes as described above, subject to payment of a prepayment premium of $1.5 million, which the Issuer also paid through the issuance of Notes.

Registration Rights Agreement

In connection with the Private Placement, the Issuer entered into a Registration Rights Agreement with the Investors, dated April 11, 2012 (the “Registration Rights Agreement”), pursuant to which it agreed to file one or more registration statements registering for resale the shares of Common Stock issuable upon conversion of the Notes within 90 days.

The foregoing descriptions of the Certificate, the Registration Rights Agreement, the Purchase Agreement, the Notes and the First Amendment are not complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 10 through 14, respectively, to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 25250T100	Page 6 of 9

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 10	Certificate of Designation of Dialogic Inc. Series D-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 11	Registration Rights Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors signatory thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 12	Securities Purchase Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors identified on the Schedule of Purchasers thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 13	Form of Dialogic Inc. Convertible Promissory Note issued April 11, 2012 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 14	First Amendment to Third Amended and Restated Credit Agreement, dated April 11, 2012, by and among Dialogic Inc., Dialogic Corporation, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

CUSIP No. 25250T100	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2012	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
		Name:	Elizabeth Greenwood
		Title:	General Counsel & Chief Compliance Officer

CUSIP No. 25250T100	Page 8 of 9

EXHIBIT INDEX

Exhibit 1*	Acquisition Agreement, dated as of May 12, 2010, by and between the Issuer and Former Dialogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 2*	Registration Rights Agreement, dated as of October 1, 2010, by and among the Issuer and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 3*	Second Amended and Restated Credit Agreement, dated as of October 1, 2010, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 4*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Opportunities Fund, LLC.

Exhibit 5*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Expansion Fund, LLC.

Exhibit 6*	Third Amended and Restated Credit Agreement, dated as of March 22, 2012, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 7*	Subscription Agreement, dated as of March 22, 2012, by and among the Issuer and the purchasers that are signatories thereto.

Exhibit 8*	Warrants to Purchase Common Stock dated as of March 22, 2012.

Exhibit 9*	Amended and Restated Registration Rights Agreement, dated as of March 22, 2012, by and among the Issuer and the parties listed on Exhibit A thereto.

Exhibit 10	Certificate of Designation of Dialogic Inc. Series D-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 11	Registration Rights Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors signatory thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 12	Securities Purchase Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors identified on the Schedule of Purchasers thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 13	Form of Dialogic Inc. Convertible Promissory Note issued April 11, 2012 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

CUSIP No. 25250T100	Page 9 of 9

Exhibit 14	First Amendment to Third Amended and Restated Credit Agreement, dated April 11, 2012, by and among Dialogic Inc., Dialogic Corporation, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

*	Previously filed.